Exhibit 23.4

Consent of Independent Auditor

We consent to the incorporation by reference in the registration statement (No. 333-160463) on Form S-11 of Resource Real Estate Opportunity REIT, Inc. of our report dated September 3, 2013, with respect to the consolidated balance sheets of Paladin Realty Income Properties, L.P., and Subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, partners’ capital, and cash flows for each of the years in the two-year period ended December 31, 2012, which report appears in the Form 8-K of Resource Real Estate Opportunity REIT, Inc. dated September 4, 2013, and to the reference to our firm under the heading “Experts” in the prospectus, which is part of such registration statement.

/s/ KPMG LLP

New York, New York

September 16, 2013